UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

HAMBRECHT ASIA ACQUISITION CORP.
(Translation of registrant’s name into English)

13/F Tower 2 New World Tower 18 Queens Road Central Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

Hambrecht Asia Acquisition Corp. (the “Company”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of Hambrecht’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the Report of Foreign Private Issuer filed by the Company on February 18, 2010. In addition, proxies and written consent are solicited from holders of warrants to purchase Company shares issued at and before the IPO to an amendment to the warrant agreement to increase the exercise price per share from $5.00 to $8.00 and extend by one year the exercise period and to provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per share upon the closing of the acquisition. If the Company does not acquire a target business within 24 months of its initial public offering (“IPO”) as required by the Company’s Articles of Association, unless an extension to such time is approved by its shareholders before March 12, 2010, the Company must be dissolved and liquidated. The Company’s officers and directors have no rights to any liquidation distribution which the Company may make with respect to the ordinary shares sold in its IPO, therefore, their equity holdings will have no value if the proposed acquisition is not approved and consummated. In addition, if the Company is dissolved and liquidated, the outstanding warrants will be worthless. Shareholders of the Company and holders of warrants to purchase Company shares are advised to read the Company’s proxy statement in connection with the Company’s solicitation of proxies for the extraordinary general meeting because this proxy statement contains important information.

The proxy statement has been mailed to shareholders of the Company and holders of warrants to purchase Company shares of record on February 8, 2010. Shareholders of the Company and holders of warrants to purchase Company shares may also obtain a copy of the proxy statement without charge from the Company or at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Honesty Group Holdings Limited (“Honesty Group”) or the Company’s (together with Honesty Group, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Honesty Group, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of the Company’s public shareholders voting against the acquisition; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the LCD market in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of LCD products in China; China’s overall economic conditions and local market economic conditions; Honesty Group’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither the Company nor Honesty Group assumes any obligation to update any forward-looking statements.

Other Events

On March 3, 2010, Hambrecht Asia Acquisition Corp. (the “Company”) issued a press release announcing an adjournment to March 11, 2010, at 11:00a.m. New York City time, of the Joint Extraordinary General Meeting of Shareholders and Special Meeting of Warrantholders which was originally scheduled to be held on March 8, 2010. A copy of the press release making the announcement is attached as Exhibit 99.1.

Exhibits

Exhibit No	Description
99.1	Press Release, dated March 3, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 3, 2010	HAMBRECHT ASIA ACQUISITION CORP.

	By:	/s/ John Wang
Name: John Wang
Title: Chief Executive Officer

Exhibit 99.1

HAMBRECHT ASIA ACQUISITION CORP.

Announces New Date and Time of
March 11, 2010, at 11:00a.m. New York City time, for
Joint Extraordinary General Meeting of Shareholders and
Special Meeting of Warrantholders

Hong Kong, China, March 3, 2010: Hambrecht Asia Acquisition Corporation (the “Company”) (OTCBB:HMAUF) today announced that it will adjourn the previously announced joint extraordinary general meeting of shareholders and special meeting of warrantholders to March 11, 2010.  At the rescheduled meeting, stockholders are to vote on, or submit a proxy to vote on, among other matters, a proposal to approve the definitive share exchange agreement between the Company and Honesty Group Holdings Limited, and warrantholders are to vote on, or submit a proxy to vote on, among other matters, a proposal to approve certain amendments to the Warrant Agreement governing the warrants, in each case as more fully described in the proxy statement mailed to shareholders and warrantsholders of record as of February 8, 2010.

The joint meeting will be adjourned until Thursday, March 11, 2010, at its original location at 11:00 a.m. New York City local time. The record date for the special meeting remains February 8, 2010. Stockholders and Warrantholders who have previously sent in proxy cards or given instructions to brokers do not need to re-cast their votes.

ABOUT HAMBRECHT ASIA ACQUISITION CORPORATION

Hambrecht Asia Acquisition Corporation (OTC:HMAUF) is a Cayman Islands blank check company that consumated its initial public offering on March 12, 2008. The Company was formed to acquire one or more operating businesses having its primary operations in the People's Republic of China through a merger, stock exchange, asset acquisition or similar business combination, or control through contractual arrangements.

SAFE HARBOR STATEMENT

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, and are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the Company or the ability of the Company to satisfy the conditions to completion of a business combination, and those other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission.

INVESTOR RELATIONS CONTACT

Mr. Robert Eu
Director
Hambrecht Asia Acquisition Corp.
(415) 551-8617 or info@hambrechtasia.com